UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced on August 23, 2024, that it entered into contracts (the “Contracts”) to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., (together, the “Sellers”) in China.

The Newbuild Vessels are scheduled to be delivered to the Company in March 2027 and July 2027 respectively, at a cost of $102.9 million per vessel. The Company has also agreed an option with the Sellers for an additional two newbuilding vessels of the same specification and price as the Newbuild Vessels, with expected delivery to the Company in November 2027 and January 2028 respectively, if the option is exercised.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated August 23, 2024.

The information included in this report on Form 6-K, including the document attached hereto as Exhibit 10.1, is hereby incorporated by reference into the following Registration Statements of the Registrant: Form F-3 (File No. 333-272980) originally filed with the securities and exchange commission on June 28, 2023; and Form S-8 (file No. 333-278593) originally filed with the Securities And Exchange Commission on April 10, 2024.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description
10.1

Shipbuilding contract for construction of one liquefied ethylene gas carrier, dated August 23, 2024, between Navigator Polaris L.L.C., Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd.

10.2

Shipbuilding contract for construction of one liquefied ethylene gas carrier, dated August 23, 2024, between Navigator Proxima L.L.C., Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd.

99.1	Press Release of Navigator Holdings Ltd. dated August 23, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 23, 2024	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary